UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	Annual Financial Statements, December 31, 2014

99.2	Annual Management’s Discussion and Analysis, December 31, 2014

99.3	Form 52-109F1 Certification of Interim Filings by Chief Executive Officer

99.4	Form 52-109F1 Certification of Interim Filings by Chief Financial Officer

99.5	Annual Information Form, December 31, 2014

99.6	Management Information Circular dated March 31 ,2015

99.7	Notice of Meeting dated March 31 , 2015

99.8	Form of Proxy

99.9	Voting Form

99.10	Letter to Shareholders

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.
(Registrant)

Date: April 1, 2015	By:	/s/ Valerie Barlow

	Name:	Valerie Barlow
	Title:	Corporate Secretary